DIAMONDHEAD CASINO CORPORATION
150 153RD AVENUE, SUITE 201
MADEIRA BEACH, FLORIDA 33708
Telephone 727-393-2885
Facsimile 727-391-9200

July 15, 2005

via EDGAR
David R. Humphrey
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20548

Re:	Diamondhead Casino Corporation
Form 10-KSB for the year ended December 31, 2004
Commission File Number: 000-17529

Dear Mr. Humphrey:

     This will acknowledge receipt of your letter dated July 6, 2005. This will confirm our understanding, pursuant to your letter, of the following: that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and, that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Following are responses to your comment letter. Items are addressed, for the most part, in the order in which they appear in your comment letter. Please feel free to let me know should any additional information be required for you to complete your review.

Management’s Discussion and Analysis, page 20.

1.     We note your response to our previous comment 2. In view of the relative significance of the land under development to your balance sheet, please expand your disclosures to provide information comparable to that furnished supplementally to the staff in your response.

        In future filings, we will expand our disclosures to include information comparable to that furnished supplementally to the staff.

Financial Statements

Consolidated Statements of Operations, page F-4

2.     We note your response to our previous comment 4. Please confirm to us that your revised presentation will be similar to that included in your Form 10-Q for the first quarter of fiscal 2005.

        In future filings, we will continue to use the revised presentation that was included in our March 31, 2005 Form 10-Q until such time that conditions change and require a revised presentation under generally accepted accounting principles.

Consolidated Statements of Changes in Stockholders’ Equity, Page F-5

5.     Please confirm to us that you will revise the disclosures referenced in our previous comment 5. to indicate your valuation technique of the 50,000 shares of common stock issued to an officer.

        In future filings, we will revise our disclosures to include our valuation technique of the 50,000 shares of common stock issued to an officer of the Company.

     Based on a conversation the Company’s CFO had with Amy Geddes of the SEC’s staff, it is our understanding that the Commission is not requesting that any past reports filed with the Commission be amended and that the comments above apply only to revisions to be made in future filings with the Commission. If our understanding is incorrect in any way, please be certain to so inform us.

     I trust the foregoing gives you the information you need to complete your review. Again, please let us know if any additional information is required.

     With kindest professional regards, I remain

Very truly yours,
/s/ Deborah A. Vitale

By:	Deborah A. Vitale
President

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